NR08-24

October 16, 2008

Cardero Produces Premium Blast Furnace

Pellets from world-class Pampa de Pongo Deposit

Currently Awaiting Results from MIDREX for
Premium Direct Reduction Pellets

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce receipt of highly positive results from metallurgical testing at the Natural Resources Research Institute (NRRI), Minnesota.  Results indicate that the physical, metallurgical and chemical properties of the Pampa de Pongo pellets exceed industry standards for high-quality blast furnace feed.  Pellets have been shipped to MIDREX Technologies Inc. for further evaluation as potential Direct Reduction (DR) grade pellets.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

Pellet physical quality - that is, strength, reducibility, swelling and porosity characteristics - all meet or exceed industry standards.  The chemistry of the pilot-scale Pampa de Pongo blast furnace pellets is excellent, and they do not contain any deleterious elements, exhibiting low silica (SiO2 = 2.23%, which is some of the lowest silica available within the industry), low phosphorous (P = 0.004%), and low sulphur (S = 0.008%).  In addition, the Pampa de Pongo pellets contain slightly elevated magnesium (MgO = 3.65%) and are therefore saleable as self-fluxing pellets.

END-USER CONSIDERATIONS

Blast furnace operations generally source pellets globally through a network of purchasers. Operations are typically seeking a specific pellet chemistry to meet their needs and it is important that pellet chemistry be highly consistent.  There are a number of specific needs that can be satisfied by the Pampa de Pongo pellet chemistry.

Deleterious Elements

Deleterious elements in iron ores and concentrates include silica, alumina, manganese, phosphorous, alkalis (such as sodium and potassium), and sulphur:

  Low Silica is critical.  Typical pellets have a silica content ranging from 2.7 to 5.4%.
  Phosphorous content in iron at concentrations greater than 0.2% makes the product “cold short” (brittle at low temperatures).  Phosphorous cannot be easily removed by fluxing, so it is critical that the iron ore must be low in phosphorous.  The Pampa de Pongo pellets contain only 0.004% phosphorous and therefore should be highly desirable to most end-users.
  Sulphur is a frequent contaminant in coal and sometimes in iron ore.  Sulphur causes iron to be “hot short” (brittle when hot).  Commercial iron ore pellets should contain less than 0.05% sulphur.  The Pampa de Pongo pilot-scale pellets contain only 0.008% sulphur and are a superior product in that respect.

Fluxed Pellets

Fluxed iron ore pellets are made by adding magnesium and/or calcium in the form of limestone and dolomite to the pelletizing feed mix.  The lime and/or dolomite additions are made to improve blast furnace operation, hot metal sulphur control and furnace refractory life.  Pellet producers are forced to pay extra for dolomite or limestone to produce fluxed pellets; therefore fluxed (basic) pellets are more costly to produce than standard (acid) pellets.  Elevated MgO in pellets is desirable to a steelmaker as it means less dolomitic lime needs to be added to the Electric Arc Furnace (EAF) melter charge (load) in order to minimize the slag erosion of MgO refractory.  The Pampa de Pongo pellets contain slightly elevated magnesium (MgO = 3.65%) and are therefore saleable as self-fluxing pellets.

CURRENT METALLURGICAL TESTING

The initial step in the metallurgical testing process was to produce an iron ore concentrate - magnetic separation produced a 65.5% iron concentrate with a total iron recovery of 93.4%.  This was achieved with only a simple two stage (rougher-cleaner) wet magnetic separation.

Bench scale testing was used to establish conditions for pilot plant operation.  Batch balling and mini-pot induration testing were used to provide a basis for pilot-scale full pot grate tests.  It was noted that the Pampa de Pongo concentrate balled very well, meaning good seed production, pellet growth rate and moisture control at all levels of additive.

Fired pilot-scale pellet quality averaged 421 pounds compression strength and 94.3% of material sizing greater than 1/4 inch after tumble testing.  The metallurgical quality shows reducibility (0.94%/min), swelling (10.8%) and porosity (27.0%) that all meet industry standards for high quality blast furnace feed.

It should be noted that the induration furnace cycle utilized for the pellet manufacture was of a ‘generic’ type since the amount of concentrate was relatively limited.  The heating cycle can be further developed to optimize pellet quality, and it is anticipated that additional metallurgical test work would lead to improvements in the physical characteristics of the pellets.  According to NRRI, if sufficient material had been available (from a larger drill core sample), the preheat cycle time could have been optimized and NRRI expects that significantly higher pellet quality would have resulted.

FUTURE WORK

The pilot-scale pellets have been shipped to MIDREX Technologies Inc. for further evaluation through industry standard hot-load and Linder furnace testing.  The purpose of this work is to demonstrate that Pampa de Pongo concentrate can produce a high-quality Direct Reduction (DR) grade pellet.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.  The premium is typically 10% in terms of contract price and most industry analysts agree that this trend should continue in the long term.

BACKGROUND INFORMATION

Sample Selection

The sample for metallurgical testing was selected from existing drill core from within the Central Zone, which is the focus of this study.  SRK determined the length-weighted mean grade of the zone and recommended sample intervals which would comprise a representative sample.  Samples were taken from 4 drillholes (DDH-001, -003, -020A, and -021), totaling 359 meters of mineralized drill core.  The sample was shipped from Peru as two batches, each representative of the determined mean grade of the Central zone.  The first sample (producing 450 kilograms of concentrate) was used for initial bench-scale testing.  The unused material was added to the second batch.  The total weight of the sample was 1,090 kilograms.

NRRI Background

Metallurgical testing was undertaken by the Natural Resources Research Institute (NRRI) in Minnesota, United States.  NRRI was selected because their personnel bring previous experience beneficiating similar iron ore from the Marcona Mine, located approximately 35 kilometres to the northwest of Pampa de Pongo, and they have vast experience beneficiating and pelletizing iron ores throughout the world.  NRRI are generally considered to be industry leaders in this type of test work.

Pellet Analysis & Quality Control

A representative sub-sample from each of the pot grate tests 2 through 4 was combined and chemistry was determined.  Analysis from the final Pampa de Pongo pellets is presented in Table 1 below and compared to typical Blast Furnace chemical composition, where such estimations can be reasonably made.  All of the analysis was undertaken at the NRRI laboratory.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized iron pelletizing work.

In order to ensure quality control, a duplicate check sample was forwarded to ALS Chemex in Vancouver for ISO-certified XRF analysis.  Results from ALS Chemex are also presented in Table 1 and were all found to be within acceptable limits of accuracy and precision.

Table 1:  Pampa de Pongo Pellet Chemistry

*  Fluxing compounds cannot be listed as typical because they are dependent on Blast Furnace specification.

The iron grade was determined by NRRI by the wet chemical iron titration method, which is used for commercial trading of iron ore pellets and is more precise than the XRF determination after lithium metaborate fusion method, as employed by ALS.  For all other elements, the method of analysis was comparable.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and employee.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration.  Metallurgical test work was undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work is designed and supervised by Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical.  Dr. Ripke and Tansy O’Connor-Parsons (Cardero’s Senior Geochemist) are responsible for the quality control/quality assurance program.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.

About Cardero Resource Corp.

Cardero’s focus through 2008 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext - US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the suitability of Pampa de Pongo iron ore for making direct reduction grade iron pellets, the results of the testing of the pilot-scale pellet tests and the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.